Exhibit 99.1

Zhangmen Education Inc. Announces Changes in Management

SHANGHAI, China, July 9, 2021 – Zhangmen Education Inc. (“Zhangmen” or the “Company”) (NYSE: ZME), a leading online education company in China focused on providing personalized online courses to K-12 students, today announced changes in its senior management. Mr. Ricky Kwok Yin Ng has been appointed as the Company’s Vice President of Liberal Education Business, effective as of July 9, 2021. In this role, Mr. Ng will be responsible for the business development and strategic planning of the Company’s liberal education initiatives and course offerings. To focus his time and energy on this new role, Mr. Ng has tendered his resignation from his positions as the Chief Financial Officer and a director of the Company, effective as of the same date.

About Zhangmen Education Inc.

Zhangmen Education Inc. (NYSE: ZME) is a leading online education company in China focused on providing personalized online courses to K-12 students. The Company’s core course offerings encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects, with an established portfolio of well-recognized online education brands including Zhangmen one-on-one, Zhangmen Small Class, Zhangmen Kids and Xiaoli. Leveraging its high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, the Company provides a personalized and results-driven learning experience to students across different regions. Over the years, the Company has successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com